Television Broadcasts Limited
電視廣播有限公司

24 December 2007

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington D.C. 20549-1004
U.S.A.

ISSUER: ***TELEVISION BROADCASTS LIMITED***
FILE NO. 82-1072

Dear Sirs,

SUPPL

TELEVISION BROADCASTS LIMITED -
Announcement on Discloseable Transaction – Acquisition of Property

Enclosed please find a copy of the captioned announcement which was published on our corporate website and the website of the Stock Exchange of Hong Kong Limited on 21 December 2007 for your retention.

Yours faithfully,

08000051

PROCESSED
JAN 09 2008
THOMSON FINANCIAL

Adrian Mak
Company Secretary

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong Telephone: (852) 2335-2288 Telex: 43596 TVB HX Fax: (852) 2358-1337
香港九龍將軍澳工業邨駿才街七十七號電視廣播城 電話：(852) 2335-2288 電訊：43596 TVB HX 圖文傳真：(852) 2358-1337

To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen – The Bank of New York, Hong Kong
Ms Kathy Jiang – The Bank of New York, New York, USA

The Standard *(Monday, 24 December 2007)*

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 511

NOTIFICATION

DISCLOSEABLE TRANSACTION
ACQUISITION OF PROPERTY

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited website at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of Television Broadcasts Limited at www.tvb.com under "Announcement".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 6:00 p.m., Mondays to Fridays, from today until 23 January 2008 or until such time as the discloseable transaction circular is sent to shareholders, whichever is the later. Announcement will be provided upon request at a cost of $5.00 per sheet.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 21 December 2007

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

ANNOUNCEMENT
DISCLOSEABLE TRANSACTION
ACQUISITION OF PROPERTY

On 21 December 2007, Liann Yee (an indirect wholly owned subsidiary of the Company) and Gala TV entered into the S & P Agreement. Pursuant to the S & P Agreement, Gala TV agreed to sell and Liann Yee agreed to purchase the Property. The total consideration for the Purchase is NT$2,598,000,000 (approximately HK$623,520,000) exclusive of business tax, to be paid in cash by four installments. The first installment in the amount of NT$259,800,000 (approximately HK$62,352,000) has been paid by Liann Yee to Gala TV on signing of the S & P Agreement. The second installment in the amount of NT$259,800,000 (approximately HK$62,352,000) shall be paid by Liann Yee upon delivery of the title deeds and building tax registration number to Liann Yee's land conveyancer by Gala TV. The third installment in the amount of NT$2,026,440,000 (approximately HK$486,345,600) shall be paid by Liann Yee after the delivery of documents for completion of the conveyance of titles of the Property to Liann Yee and within 5 working days after the Property has been mortgaged to Liann Yee's mortgagee bank. The fourth installment in the amount of NT$51,960,000 (approximately HK$12,470,400) shall be paid by Liann Yee immediately after delivery of possession of the Property to Liann Yee pursuant to the S & P Agreement.

The Purchase constitutes a discloseable transaction for the Company under the Listing Rules. Accordingly, the Purchase is subject to the reporting, announcement and circular requirements, as set out in the relevant provisions of Chapter 14 of the Listing Rules.

A circular containing further information in respect of the Purchase will be dispatched to the Shareholders as soon as practicable.

A. THE S & P AGREEMENT

1. Date:

21 December 2007

2. Parties

Gala TV as the vendor
Liann Yee as the purchaser

3. **Property to be purchased by Liann Yee**

Gala TV has agreed to sell and Liann Yee has agreed to purchase the Property. The Building and Facilities are currently being built on the Land and are expected to be completed on or before 31 January 2008 and the title deeds and building tax registration number are expected to be obtained on or before 31 March 2008. Delivery of possession of the Property shall take place within six months after occupation permit is obtained and completion of the Building and Facilities in accordance with the terms of the S & P Agreement.

4. **Consideration and payment terms**

The total consideration for the Purchase of the Property is NT$2,598,000,000 (approximately HK$623,520,000) exclusive of business tax, which comprises an amount of NT$1,124,100,000 (approximately HK$269,784,000) representing approximately 43.3% of the total consideration for the Land and an amount of NT$1,473,900,000 (approximately HK$353,736,000) representing approximately 56.7% of the total consideration for the Building and Facilities.

Liann Yee is also required to pay, via Gala TV, business tax at 5% on the price of the Building and Facilities in the sum of NT$73,695,000 (approximately HK$17,686,800).

The total consideration is payable in cash in the following manner by four installments:

(a) NT$259,800,000 (approximately HK$62,352,000) representing 10% of the total consideration, is payable on signing of the S & P Agreement;

(b) NT$259,800,000 (approximately HK$62,352,000) representing 10% of the total consideration, is payable upon delivery of the title deeds of the Property and building tax registration number by Gala TV to Liann Yee's land conveyancer, which delivery shall not be later than 5 April 2008;

(c) NT$2,026,440,000 (approximately HK$486,345,600) representing 78% of the total consideration, is payable after payment of the relevant taxes by the respective parties, the delivery of documents for completion of the conveyance of titles of the Property to Liann Yee and within five working days after the Property has been mortgaged to Liann Yee's mortgagee bank. The third installment shall be paid directly to the Bank, the existing mortgagee of the Property, for release of the existing mortgage. Gala TV currently owes the Bank the principal sum of NT$880,000,000 (approximately HK$211,200,000) which is less than the amount of the third installment payable by Liann Yee. The excess amount of the third installment payment after deduction of the outstanding loan and interest paid to the Bank shall be paid to Gala TV after release of the mortgage;

(d) the remaining balance of NT$51,960,000 (approximately HK$12,470,400) representing 2% of the total consideration, is payable after delivery of possession of the Property to Liann Yee pursuant to the terms of the S & P Agreement.

If there is any delay on the part of Gala TV in completing the Building and Facilities, or in obtaining the title deeds or conveyance instrument or delivery of possession of the Property, Gala TV shall pay liquidated damages at NT$270,000 (approximately HK$64,800) for each day of delay.

As at the date of this announcement, Liann Yee has paid the first installment of NT$259,800,000 (approximately HK$62,352,000) to Gala TV.

The total amount of the consideration of the Purchase will be funded by internal resources of the Group and by way of a bank loan from a licensed bank in Taiwan in the sum of NT$1,818,600,000 (approximately HK$436,464,000) representing 70% of the total consideration of the Purchase. The Property shall be charged to such licensed bank by way of a first mortgage as security.

5. **Basis of Consideration**

The consideration for the Purchase has been determined after arm's length negotiations between Gala TV and Liann Yee, by reference to the market value of the properties in the vicinity of the Property.

The Directors consider that the terms of the Purchase are on normal commercial terms and are fair and reasonable and are in the interests of the Group and the Shareholders as a whole.

B. REASONS FOR THE TRANSACTION

Liann Yee is principally engaged in the business of television programmes production, television channel transmission and operation in Taiwan. It commenced business on 28 September 1993 and has since been expanding its business operation. It is now running three 24 hours cable television channels and one satellite television channel.

Liann Yee currently operates on five floors of self-owned premises on Bade Road, Taipei, as well as on several leased premises at different locations. Amongst the leased premises is Liann Yee's main studio facilities of around 8,370 square meters located at No.72, Chong-Yang Road, Nan Kong District, Taipei. Lease for the Nan Kong studio will expire in early 2011, with an option for early termination by Liann Yee. It is certain that the lease will not be renewed by the landlord thereof. In addition, the present premises offer Liann Yee very limited room for growth. Liann Yee intends to relocate all of its offices and major operations from various premises to the Property so as to centralise its business operations in Taiwan.

The Directors consider that it is in the interests of Liann Yee to secure a permanent base, especially regarding studio facilities, so as to enhance its operation and to cope with its future expansion in Taiwan. The Property will fit the requirements of Liann Yee and represents a good opportunity for Liann Yee to establish a permanent base in Taipei.

C. INFORMATION AND PRINCIPAL ACTIVITIES OF THE GROUP, LIANN YEE AND GALA TV

The Group is principally engaged in television broadcasting, programme licensing and production, magazine publication and other broadcasting related activities.

Liann Yee is principally engaged in the business of television programmes production, television channel transmission and operation in Taiwan.

Gala TV is a television operator in Taiwan producing video programmes and operating cable television channels in Taiwan. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Gala TV and its ultimate beneficial owners are third parties independent of the Group and connected persons of the Group.

D. LISTING RULES REQUIREMENTS

The Purchase constitutes a discloseable transaction for the Company under the Listing Rules. Accordingly, the Purchase is subject to the reporting, announcement and circular requirements, as set out in the relevant provisions of Chapter 14 of the Listing Rules.

E. GENERAL

A circular containing further information in respect of the Purchase will be dispatched to the Shareholders as soon as practicable.

F. DEFINITIONS

In this announcement, the expressions shall have the following meanings, unless the context requires otherwise:

"Bank"	The Shanghai Commercial and Savings Bank, Ltd., a licensed bank in Taiwan
"Building and Facilities"	the entire "New construction of Block B of the Gala Television Corporation Neihu Headquarters" with building permit referenced Taipei City 92 Jian Zi No.024 and a total registrable area of 8110.22 pings (approximately 26,780 square meters) together with the facilities to be installed therein according to the specifications attached to the S & P Agreement
"Board"	the board of Directors
"Company"	Television Broadcasts Limited, a company incorporated under the laws of Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Directors"	directors of the Company
"Gala TV"	Gala TV Corporation, a company incorporated under the laws of Taiwan with limited liability

"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Land"	Lot 107, Subsection 4, Xihu Section, Neihu District, Taipei, Taiwan with an area of 3,375.96 square meters
"Liann Yee"	Liann Yee Production Company Limited, an indirect wholly owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NT$"	New Taiwan dollars, the lawful currency of Taiwan
"Property"	the Land and the Building and Facilities to be built thereon
"Purchase"	the purchase of the Property by Liann Yee from Gala TV pursuant to the S & P Agreement
"S & P Agreement"	the sale and purchase agreement dated 21 December 2007 and entered into between Liann Yee as purchaser and Gala TV as vendor in relation to the Purchase
"Shareholders"	the holders of the shares of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	percent.

For the purpose of illustration only, amounts denominated in NT$ have been translated into HK$ at the rate of NT$1 = HK$0.24. Such translation should not be construed as a representation that the amounts in question have been, could have been or may be converted at any particular rate or at all.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 21 December 2007.

As at the date of this announcement, the Board of the Company comprises the following Directors:

Executive Directors:	Sir Run Run SHAW, G.B.M. *(Executive Chairman)* Dr. Norman LEUNG Nai Pang, G.B.S., LL.D., J.P. *(Executive Deputy Chairman)* Mona FONG *(Deputy Chairperson and Acting Managing Director)*
Non-executive Directors:	Dr. CHOW Yei Ching, G.B.S. Christina LEE Look Ngan Kwan Kevin LO Chung Ping
Independent Non-executive Directors:	Edward CHENG Wai Sun, S.B.S., J.P. Chien LEE Dr. LI Dak Sum, DSSc. (Hon.), J.P. Gordon SIU Kwing Chue, G.B.S., J.P. Robert SZE Tsai To
Alternate Director:	Anthony LEE Hsien Pin *(Alternate Director to Christina Lee Look Ngan Kwan)*

END